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                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549



                               ________________




                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                          MEDICAL MANAGER CORPORATION
                        -------------------------------
                               (NAME OF ISSUER)





                         COMMON STOCK, $0.01 PAR VALUE
                     -------------------------------------
                        (TITLE OF CLASS OF SECURITIES)





                                  58461C 10 3
                                  -----------
                                (CUSIP NUMBER)


                                 April 23, 1998
--------------------------------------------------------------------------------
             DATE OF EVENT WHICH REQUIRED FILING OF THIS STATEMENT


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

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                                Explanatory Note
                                ----------------


         This Amendment No. 1 to Schedule 13G is being filed solely to reflect the sale by Richard W. Merhlich of 500,000 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock") of Medical Manager Corporation (the "Company"). The Shares were sold in connection with the follow-on underwritten public offering by the Company which was commenced on April 23, 1998.


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CUSIP NO.  58461C 10 3           SCHEDULE 13G                 Page 2 of 6 Pages







    1      NAME OF REPORTING PERSONS/-I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           RICHARD W. MEHRLICH

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)[ ]

                                                                                                                    (b)[ ]
    3      SEC USE ONLY



    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA

                                5      SOLE VOTING POWER

         Number of                     1,723,914
           Shares
        Beneficially
          Owned by              6      SHARED VOTING POWER
            Each
         Reporting                     0
           Person
            With                7      SOLE DISPOSITIVE POWER

                                       1,723,914

                                8       SHARED DISPOSITIVE POWER

                                       0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,805,783

   10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES                                        [X]



   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.4%

   12      TYPE OF REPORTING PERSON

           IN





                                       2
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ITEM 1(A).   NAME OF ISSUER.

             Medical Manager Corporation


ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

             3001 N. Rocky Point Drive East, Suite 400, Tampa, FL 33607


ITEM 2(A).   NAME OF PERSON FILING.

             Richard W. Mehrlich


ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

             3001 N. Rocky Point Drive East, Suite 400, Tampa, FL 33607


ITEM 2(C).   CITIZENSHIP.

             United States of America.


ITEM 2(D).   TITLE OF CLASS OF SECURITIES.

             Common Stock, par value $.01 per share.


ITEM 2(E).   CUSIP NUMBER.

             58461C 10 3


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             (a)     [ ]      Broker or dealer registered under Section 15 of
                              the Exchange Act,

             (b)     [ ]      Bank as defined in Section 3(a)(6) of the Exchange
                              Act,

             (c)     [ ]      Insurance company as defined in Section 3(a)(19)
                              of the Exchange Act,

             (d)     [ ]      Investment company registered under Section 8 of
                              the Investment Company Act,

             (e)     [ ]      An investment adviser in accordance with Rule
                              13d-1(b)(1)(ii)(E),

             (f)     [ ]      An employee benefit plan or endowment fund in
                              accordance with Rule 13d-1(b)(1)(ii)(F),

             (g)     [ ]      A parent holding company or control person in
                              accordance with Rule 13d-1(b)(ii)(G);

             (h)     [ ]      A savings association as defined in Section 3(b)
                              of the Federal Deposit Insurance Act;

             (i)     [ ]      A church plan that is excluded from the definition
                              of an investment company under Section 3(c)(14) of the Investment Company Act;

             (j)     [ ]      Group, in accordance with Rule
                              13d-1(b)(1)(ii)(J).

                     If this statement is filed pursuant to Rule 13d-1(c),
             check this box [X].



ITEM 4.      OWNERSHIP.

                     Provide the following information regarding the aggregate
             number and percentage of the class of securities of the issuer identified in Item 1.

             (a)     Amount beneficially owned:

                     1,805,783

             (b)     Percent of Class:

                     8.4%

             (c)     Number of shares as to which such person has:

                     (i)      Sole power to vote or to direct the vote:

                              1,723,914

                     (ii)     Shared power to vote or to direct the vote:

                              0

                     (iii)    Sole power to dispose or to direct the
                              disposition of:

                              1,723,914

                     (iv) Shared power to dispose or to direct the disposition of:

                              0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                     If this statement is being filed to report the fact that
             as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
             securities, check the following [     ].


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             None.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             N/A.





                                       4
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ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             N/A.


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             N/A.


ITEM 10.     CERTIFICATION.

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                       5
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 11, 1998                                  /s/ Richard W. Mehrlich
                                              ----------------------------------
                                                     Richard W. Mehrlich